2006 Annual Shareholders Meeting
May 31, 2006
Filed by Placer Sierra Bancshares
(Commission File Number 000-50652)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the
Securities and Exchange Act of 1934, as amended
Subject Company: Southwest Community Bancorp (Commission File Number 000-50545)

Forward Looking Information
Forward Looking Information
This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended that involve inherent risks and uncertainties, including, but not limited to, statements relating to the effect of the proposed merger between Placer Sierra Bancshares (“Placer” or the “Company”) and
Southwest Community Bancorp (“Southwest”). All statements other than statements of historical fact are forward looking statements.
Placer cautions readers that a number of important factors could cause actual results to differ materially from those in such forward-
looking statements. Risks and uncertainties include, but are not limited to: the possibility that personnel changes will not proceed as planned; growth may be inhibited if Placer or Southwest cannot attract deposits, including low-cost deposits; revenues are lower than expected or expenses are higher than expected; competitive pressure among depository institutions increases significantly; the cost of additional capital is more than expected; changes in the interest rate environment reduces interest margins; general economic conditions, either nationally or in the market areas in which Placer or Southwest does business, are less favorable than expected; changes that may occur in the securities markets; Placer or Southwest may suffer an interruption of services from third-party service providers that could adversely affect Placer or Southwest’s business; Placer or Southwest may not be able to maintain an effective system of internal and disclosure controls; governmental approvals of the merger may not be obtained or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; the shareholders of Placer and Southwest may fail to provide the required approvals to consummate the merger; estimated cost savings from the merger cannot be fully realized within the expected time frame;
revenues following the merger are lower than expected; potential or actual litigation relating to Placer, Southwest or the merger occurs;
costs or difficulties related to the integration of the businesses of Placer and Southwest are more than expected; legislation or changes in regulatory requirements adversely affect the businesses in which Placer would be engaged; or factors occur which result in a condition to the merger transaction not being met. Additional factors that could cause Placer’s or Southwest’s financial results to differ materially from those described in the forward looking statements can be found in Placer and Southwest’s Annual Reports on Form 10-K for the
fiscal year ended December 31, 2005 (under the headings “Risk Factors” for Placer and Southwest respectively), Quarterly Reports on
Form 10-Q and Current Reports on Form 8-K as filed with the SEC. Placer and Southwest undertake no obligation, and specifically disclaim any obligation, to revise or publicly release any revision or update to these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made. If any of these uncertainties materializes or any of these assumptions proves incorrect, Placer’s or Southwest’s results could differ materially from Placer’s expectations as set forth in these statements.

Additional Information
Additional Information
This press release may be deemed to be solicitation material with respect to the proposed acquisition of Southwest and the issuance of shares of common stock by Placer pursuant to the merger. In connection with the proposed transaction, Placer has filed a registration statement on Form S-4 with the SEC which contains a definitive joint proxy statement/prospectus which has been distributed to the respective shareholders of Placer and Southwest in connection with their vote on the merger. SHAREHOLDERS OF PLACER AND OF
SOUTHWEST ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, THE REGISTRATION STATEMENT
AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT
INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and any other relevant documents filed or to be filed by Placer or Southwest because they contain or will contain important information about the proposed merger.  The Form S-4, and the definitive joint proxy statement/prospectus and any other documents filed or to be filed by Placer or Southwest are, or will be, available free of charge at the SEC's website,
www.sec.gov.
In
addition, investors may obtain free copies of the documents filed with the SEC (including the documents incorporated therein by reference) by Placer by contacting Placer’s Corporate Secretary at (916) 554-4750 or by visiting Placer’s website at http://www.plsb.com or from Southwest by contacting Paul M. Weil, Vice Chairman, Corporate Secretary and General Counsel, telephone: (760) 438-1214 or by visiting Southwest’s website at
http://www.swcbank.com.
Placer, Southwest and their respective directors and executive officers may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Placer’s directors and executive officers is available in Placer Sierra
Bancshares’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, including the information incorporated therein by reference from the definitive joint proxy statement/prospectus. Information regarding Southwest’s directors and executive officers is available in Southwest’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, as amended, which was filed with the SEC on March 16, 2006 and April 20, 2006. Additional information regarding the interests of such potential participants (including the addition of two of Southwest Board of Directors’ members, identified above, to the Board of Directors of Placer following the merger) is included in the definitive joint proxy statement/prospectus as filed with the SEC.

Overview of Acquisition of
Southwest Community Bancorp
Overview of Acquisition of
Southwest Community Bancorp
Expected Closing Date: June 9, 2006
Price per SWCB Share: $38.97
Transaction Value: $175 million
Transaction Structure: 100% Stock

SWCB Overview
SWCB Overview
9-branch community bank operating in San Diego, Orange and
San Bernardino counties
SBA loan production offices in Illinois, Utah and Virginia
Established remittance business generates low-cost deposits
San Diego County’s largest local SBA lender (2000-2005)
50% CAGR for total deposits (2000-2005)
Non-interest bearing deposits comprise 75% of total deposits
37% CAGR for total loans (2000-2005)
Outstanding credit quality
NPLs/Assets were 0.12% at March 31, 2006
Strong profitability
ROAE was 18.8% in 2005
ROAA was 1.50% in 2005
Q1 2006 EPS increased 63%

Strategic Benefits of Transaction
Strategic Benefits of Transaction
Expands regional presence in Southern California
Extends footprint into high growth Inland Empire
Extends footprint into San Diego County
Adds low-cost deposit base (0.79% COD in Q1 2006)
SWCB’s 53% loan to deposit ratio provides liquidity to
fund lending opportunities in other PLSB markets
From cost savings alone, acquisition will be accretive to
earnings within the first year of combined operations
Projected to meet hurdle rate of 15% ROE in three years

California
The Golden State
Downieville
Nevada City
Grass Valley
Penn Valley
Meadow Vista
Auburn
Cool
Lincoln
Newcastle
Placerville
Roseville
Loomis
Granite Bay
Cameron Park
Rocklin
El Dorado Hills
Orangevale
Folsom
Sacramento
Elk Grove
Plymouth
Galt
Woodbridge
Lockeford
Campbell
Lodi
San Andreas
Fresno
Huntington Park
Glendale
Rancho Cucamonga
San Bernardino
Santa Fe Springs
Downey
Norwalk
Artesia
Fullerton
Anaheim
Orange
Fountain Valley
Temecula
Carlsbad
Escondido
Encinitas
El Cajon
San Diego

PLACER SIERRA BANCSHARES

7 Statewide Franchise Statewide Franchise

Placer Sierra Bancshares
(post acquisition fundamentals)
Placer Sierra Bancshares
(post acquisition fundamentals)
49 9 40 Branches
1.44%
Cost of
Deposits
267.0 54.0 213.0 Equity
1,705.9 306.3 1,399.6 Loans
2,209.9 583.1 1,626.8 Deposits
2,695.5** 648.5 1,922.0 Assets
PLSB
Consolidated
(pro forma)
SWCB* PLSB*
($ in millions)
0.79% 1.28%
*As of and for the three months ended March 31, 2006
**Total assets reflects addition of $125 million of goodwill created in the transaction

Acquisitions Drive Shareholder Value
Acquisitions Drive Shareholder Value
*Excluding gain on sale of branches
**Based on operating earnings, which excludes merger-related costs and losses related to restructuring of acquired investment securities
Bank of Orange
County acquisition –
5/7/04
Bank of Lodi
acquired 12/10/04
Return on Average Equity
0.47%
2.25%
6.29%
9.10%
9.55%
12.51%
0%
2%
4%
6%
8%
10%
12%
14%
2000 2001 2002 2003* 2004** 2005

Q&A Session